WARNER NORCROSS & JUDD LLP
ATTORNEYS AT LAW
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487
Telephone 616.752.2000
Fax 616.752.2500

Gordon R. Lewis
616.752.2752 Direct Fax: 616.222.2752 glewis@wnj.com

December 16, 2004

Ms. Michele M. Anderson
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Sturgis Bancorp, Inc. Revised Schedule 13E-3 Filed November 24, 2004 File No. 5-78116 Revised Schedule 14A Filed November 24, 2004 File No. 0-49613

Ms. Anderson:

                    We represent Sturgis Bancorp, Inc. ("Sturgis" or the "Company") as counsel to assist the Company in the preparation of its revised Schedule 13E-3 and revised Schedule 14A filed on November 24, 2004, and in responding to your letter dated December 8, 2004 (the "Letter"), in which you provided comments on these filings.

                    This letter provides the Company's response to your comments. For convenience of reference, each of the Commission's comments is set forth in full and Sturgis' response immediately follows. Page references indicated below refer to pages of the proxy statement. We have enclosed with this letter a copy of the revised proxy statement and Amendment No. 2 to the Schedule 13E-3. We have also enclosed marked copies of these documents to identify the changes we have made since the November 24, 2004 filing.

Ms. Michelle M. Anderson
December 16, 2004

______________________

Reasons for the Merger

Comment 1:

          Revise the disclosure here and under "Termination of Exchange Act Registration" on page 34 to elaborate on the bases underlying the estimated increases in costs relating to your reporting obligations. Specifically, describe the feedback provided by the Company's accountants and internal management regarding costs. Also identify the components of the estimated $143,000 one-time expenses mentioned in the second paragraph. See prior comment 1.

Response:

          Information provided by the Company's accountants was primarily informal and oral. Management based its estimates on its own assessment of likely costs, widely distributed information from the 2003 America's Community Bankers Annual Convention and the informal feedback from the accountants. We have revised the proxy statement to include additional information pertaining to the bases for the estimated increases in costs and to identify the components of the $143,000 one-time expenses. See pages 5, 30-31.

Background of the merger Proposal

Comment 2:

          Provide more detailed information about the substance of the discussions that took place between Plante & Moran, the Board and the Audit committee on March 15, 2004. For example, explain what Plante & Moran said about the level of management time necessary for compliance with Section 404, the extent of the increase in its fee related to Section 404 and the benefits of remaining public versus the cost of compliance. Similarly revise to provide more expansive disclosure of the substance of Crowe Chizek's presentation of the process and costs of complying with Section 404 and the implications of going private.

Response:

          We have revised the proxy statement to include all relevant information management can recall relating to this meeting. In addition, we have removed the word "extensive" from the text on page 8 in relation to the March 15 Audit Committee meeting, as its usage was inappropriate. See pages 8-9, and 11.

Ms. Michelle M. Anderson
December 16, 2004

______________________

Comment 3:

          Quantify Mr. Hoggatt's estimate of costs for compliance with Section 404 appearing on page 10.

Response:

          We have revised the proxy statement to include a quantification of Mr. Hoggatt's early estimate of costs for compliance with Section 404. (These additional figures were preliminary and therefore do not match the more up-to-date estimates included elsewhere in the proxy statement.) We have so stated in the proxy statement. See page 9.

Comment 4:

          File Donnelly Pennman's valuation report of the fair market value of the company's common stock as of June 30, 2004, as an exhibit to the Schedule 13E-3 in accordance with Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. See prior comment 7.

Response:

          We have filed Donnelly Penman's valuation report as an exhibit to the Schedule 13E-3.

Opinion of Financial Advisor

Comment 5:

          We note the inclusion of Donnelly Pennman's financial forecast from September 20, 2004, to December 31, 2008, in response to prior comment 15. Also revise to disclose any projections that management provided to Donnelly Pennman, such as the company's 2004 through 2006 forecast as referenced on page 19.

Response:

          Management projections provided to Donnelly Penman have been disclosed in the proxy statement. These projections are embedded in the table found on page 24. No other management projections were provided to Donnelly Penman.

Ms. Michelle M. Anderson
December 16, 2004

______________________

Comment 6:

          Please revise the discussion of the discounted cash flow analysis to disclose the basis for the assumption that the company would increase dividend payments by 10 percent per year.

Response:

          The Board of Directors independently determines, on a quarterly basis, what, if any, dividends will be declared. This determination has generally been made based on earnings and dividend history. Sturgis does not have a formal dividend policy. Based on the history of Sturgis' dividends and projected earnings, management provided an estimate that attempted to reflect dividend declarations the board might make. We have revised the proxy statement to include this discussion and a cautionary statement relating to such projections. See page 22.

Information about Sturgis and its Affiliates

Comment 7:

          For purposes of Item 8 of Schedule 13E-3 and 1014 of Regulation M-A, SB Merger Company must make its own fairness determination and state whether or not the transaction is substantively and procedurally fair to unaffiliated shareholders, including both those who will receive cash and those who will retain their shares after the merger. For purposes of its fairness determination, SB Merger Company may not simply reference the board's conclusion. However, it may specifically adopt the board's analyses and conclusions underlying its fairness determination to the extent it is relying on them. Please refer to prior comment 9 and revise accordingly.

Response:

          We have revised the proxy statement to include SB Merger Company's determinations relating to fairness. See page 13.

Ms. Michelle M. Anderson
December 16, 2004

______________________

Stock Repurchases

Comment 8:

          We have reviewed your response to prior comment 22, including your assertion that the purposes of the recent purchases was for reasons other than to reduce the number of record holders. We also note, however, that the company publicly announced a stock repurchase program on March 19, 2004, just four days after the "extensive discussion" about going private among Plante & Moran, the Board and the audit committee on March 15, 2004. In the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of "past, current and planned" transactions. See Question & Answer No. 4 of Exchange Act Release No. 34-17719. Please provide us with further analysis for why the stock repurchases that took place since the announcement in March 19, 2004, were not the first steps in a series of transactions having a "going private effect" within the meaning of Rule 13e-3(a)(3)(ii).

Response:

          The stock repurchase program was not the first step in a going private transaction. The determination of whether the program was the first step in a going private transaction is a question of fact and intent. Sturgis knows the facts and intent surrounding the program.

          The adoption and implementation of the stock repurchase program provides clear evidence that there was no intent of making the program a part of a going private process. If, at the time the program was announced, Sturgis knew it was going private, it would have conserved capital for the purpose of cashing out shareholders in a merger or reverse stock split transaction. Instead, it spent capital. As stated in our initial response to SEC comments, Sturgis then had excess capital. The Board of Directors considered investing the excess capital or repurchasing shares, which had the benefit of being accretive to earnings per share. It chose to repurchase shares.

          In addition, the implementation of the program indicates a lack of intent to go private. The program was neither designed nor operated in a manner that decreased the number of record shareholders. To the best of management's knowledge, the program did not result in a reduction of the number of record shareholders.

Ms. Michelle M. Anderson
December 16, 2004

______________________

          The program had neither a likelihood nor a purpose of producing a reduction in the number of record shareholders, a necessary step in the going private process.

          To support this statement of facts and intent, we have included as attachments to this letter sworn affidavits from Eric Eishen, President and CEO, and Brian Hoggatt, CFO, relating to this matter.

Proxy card

Comment 9:

          We note the addition of the third proposal in response to our prior comment 24. Revise the proposal to specifically state that the purpose of the postponement or adjournment is to solicit additional proxies.

Response:

          We have revised the proxy card to state specifically that one purpose of the postponement or adjournment could be to solicit additional proxies.

* * * *

Ms. Michelle M. Anderson
December 16, 2004

______________________

                    Sturgis Bancorp hopes that these responses and the revisions to the amended Schedule 14A proxy statement and Schedule 13E-3 have satisfied all of the comments and issues addressed by the staff. If you have any questions about these responses or the revisions, please contact me at (616) 752-2752 or Mark Spitzley at (616) 752-2714.

Very truly yours,

/s/ Gordon R. Lewis

Gordon R. Lewis

ljk
Enclosures

EXHIBIT A

AFFIDAVIT OF ERIC L. EISHEN

          I, Eric L. Eishen, being duly sworn, make this affidavit based upon my personal knowledge, and if called as a witness at trial, would testify to the same:

          1.          I am the President and Chief Executive Officer of Sturgis Bancorp, Inc. (the "Company), and serve as a member of its Board of Directors. I have held these positions throughout all of 2004.
          2.          The Company's Board of Directors authorized a stock repurchase program in March of 2004 (the "Program").
          3.          The Board of Directors did not approve the Program as a mechanism (direct or indirect) of reducing the number of the Company's record shareholders, or as a means to go private.
          4.          The Program was implemented as a response to the Company's excess capital; it was intended to decrease the Company's capital in a manner that would be accretive to earnings per share.
          5.          The Program was not implemented in a way that, directly or indirectly, was expected or intended to decrease the number of the Company's record shareholders.
          6.          To the best of my knowledge, the purchases made under the Program did not decrease the number of the Company's record shareholders.
          7.          If I had then known or expected that the Company actually would pursue a proposal to go private, I believe that I would not have approved, and would have recommended to the Board of Directors that it not approve, the stock repurchase program. Had the Company intended to go private at that time, I would have chosen to conserve, rather than spend, the Company's capital.

VERIFICATION STATEMENT

          I, Eric L. Eishen, President and CEO of Sturgis Bancorp, Inc., having been duly sworn upon my oath, maintain that the statements in this affidavit are true to the best of my knowledge, information and belief.

Dated: December 17, 2004	/s/ Eric L. Eishen
Eric L. Eishen, President and CEO

Subscribed and sworn to before me this
17th day of December, 2004.

/s/ Rosalie M. Burton
Rosalie M. Burton, Notary Public
St. Joseph County, Michigan
My commission expires: 8-18-2007

EXHIBIT B

AFFIDAVIT OF BRIAN P. HOGGATT

          I, Brian P. Hoggatt, being duly sworn, make this affidavit based upon my personal knowledge, and if called as a witness at trial, would testify to the same:

          1.          I am the Chief Financial Officer of Sturgis Bancorp, Inc. (the "Company). I have held this position throughout all of 2004.
          2.          The Company's Board of Directors authorized a stock repurchase program in March of 2004 (the "Program").
          3.          To the best of my knowledge, the Board of Directors did not approve the Program as a mechanism (direct or indirect) of reducing the number of the Company's record shareholders, or as a means to go private.
          4.          To the best of my knowledge, the Program was implemented as a response to the Company's excess capital; it was intended to decrease the Company's capital in a manner that would be accretive to earnings per share.
          5.          The Program was not implemented in a way that, directly or indirectly, was expected or intended to decrease the number of the Company's record shareholders.
          6.          To the best of my knowledge, the purchases made under the Program did not decrease the number of the Company's record shareholders.

VERIFICATION STATEMENT

          I, Brian P. Hoggatt, CFO of Sturgis Bancorp, Inc., having been duly sworn upon my oath, maintain that the statements in this affidavit are true to the best of my knowledge, information and belief.

Dated: December 17, 2004	/s/ Brian P. Hoggatt
Brian P. Hoggatt, CFO

Subscribed and sworn to before me this
17th day of December, 2004.

/s/ Rosalie M. Burton
Rosalie M. Burton, Notary Public
St. Joseph County, Michigan
My commission expires: 8-18-2007